U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE

17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

FULL CIRCLE CAPITAL CORPORATION

FULL CIRCLE PRIVATE INVESTMENTS LLC

FULL CIRCLE HEALTHCARE CAPITAL, LLC

FULL CIRCLE ADVISORS, LLC

Full Circle West, Inc.

FC New Media, Inc.

TransAmerican Asset Servicing Group, Inc.

FC New Specialty Foods, Inc.

FC Takoda Holdings, LLC

102 Greenwich Avenue, 2nd Floor

Greenwich, CT 06830

(203) 900-2100

All Communications, Notices and Orders to:

John E. Stuart Full Circle Capital Corporation Co-Chief Executive Officer 102 Greenwich Avenue, 2nd Floor Greenwich, CT 06830 (203) 900-2100

Copies to:

Steven B. Boehm, Esq.
John J. Mahon, Esq.
Anne G. Oberndorf, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W.
Washington, D.C. 20001

December 3, 2014

1

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

FULL CIRCLE CAPITAL CORPORATION,	)
FULL CIRCLE PRIVATE INVESTMENTS LLC, FULL CIRCLE HEALTHCARE CAPITAL, LLC, FULL CIRCLE ADVISORS, LLC, Full Circle West, Inc., FC New Media, Inc.,	) ) ) ) )
TransAmerican Asset Servicing Group, Inc., FC New Specialty Foods, Inc., FC Takoda Holdings, LLC.	) )
John E. Stuart Full Circle Capital Corporation Co-Chief Executive Officer	) ) ) )
102 Greenwich Avenue, 2nd Floor	)
Greenwich, CT 06830)
)
)
File No. 812-)
Investment Company Act of 1940)

Full Circle Capital Corporation (the “Company”), Full Circle Private Investments LLC (“FCPI Fund”), Full Circle Healthcare Capital, LLC (the “Healthcare Fund,” and together with FCPI Fund, the “Existing Funds”), Full Circle Advisors, LLC (the “Adviser”), Full Circle West, Inc., FC New Media, Inc., TransAmerican Asset Servicing Group, Inc., FC New Specialty Foods, Inc. and FC Takoda Holdings, LLC, (collectively, the “Full Circle Subsidiaries,” and together with the Company, the Existing Funds and the Adviser, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

________________________

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

2

In particular, the relief requested in this application (the “Application”) would allow the Company, on one hand, and one or more Funds3, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with the terms and conditions of the Order set forth in the Application.  “Co-Investment Transaction” means any transaction in which the Company (or a Wholly-Owned Investment Sub) participated together with one or more Funds in reliance on the requested order (the “Order”).4. “Potential Co-Investment Transaction” means any investment opportunity in which the Company (or a Wholly-Owned Investment Sub) could not participate together with one or more Funds without obtaining and relying on the Order.

The Company may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Fund because it would be a company controlled by the Company for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Sub. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly-Owned Investment Sub.

____________________________

3 “Fund” means (i) the Existing Funds and (ii) any Future Fund. Future Fund means an entity (i) whose investment adviser is the Adviser; and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

4 The term “Wholly-Owned Investment Sub” means an entity (a) whose sole business purpose is to hold one or more investments on behalf of the Company (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests), (c) with respect to which the Company’s Board of Directors (the “Board”) has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries of the Company participating in Co-Investment Transactions will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, the Company’s Objectives and Strategies. The term “SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

3

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized as a corporation under the General Corporate Laws of the State of Maryland on April 16, 2010 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.5 In connection with its initial public offering of common stock (the “IPO”), on April 26, 2010, the Company filed a registration statement on Form N-2, as subsequently amended and supplemented. On August 31, 2010, the Company filed a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act and filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, on August 31, 2010, the SEC declared the Company’s registration statement on Form N-2 effective. The Company’s common stock is listed on the Nasdaq Global Market under the symbol “FULL”. The Company’s principal place of business is 102 Greenwich Avenue, 2nd Floor, Greenwich, CT 06830.

The Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments, which generally range in size from $3 million to $10 million; however, the Company may make larger or smaller investments from time to time on an opportunistic basis. The Company invests primarily in senior secured loans and, to a lesser extent, second lien loans, mezzanine loans and equity securities issued by lower middle-market companies that operate in a diverse range of industries. Investment decisions for the Company are made by the Adviser in accordance with the policies approved by the Board. The Company has a six-member Board, of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”). No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

Each Full Circle Subsidiary is a Wholly-Owned Investment Sub, as defined above, whose sole business purpose is to hold one or more investments on behalf of the Company. As a result, the Full Circle Subsidiaries do not have specific investment objectives and strategies. Because the Full Circle Subsidiaries are wholly-owned, consolidated subsidiaries of the Company, and the Company’s investment adviser is the Adviser, the Adviser also manages the assets of each of the Full Circle Subsidiaries. Each of the Full Circle Subsidiaries is a Delaware entity.

_______________________

5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

4

Each of the Funds, described in more detail below, has, or will have, investment objectives and strategies that are similar to or overlap with the Company’s Objectives and Strategies.6 To the extent there is an investment that falls within these Objectives and Strategies, the Company intends to co-invest with the Funds.

B.	The Existing Funds

1. FCPI Fund

FCPI Fund was formed as a Delaware limited liability company on October 8, 2014. FCPI Fund’s investment objective is to generate both current income and capital appreciation through debt and equity investments. FCPI Fund has not yet held a closing and currently has no investments. FCPI Fund is managed by the Adviser.

2. Healthcare Fund

The Healthcare Fund was formed as a Delaware limited liability company on November 5, 2014. The Healthcare Fund’s investment objective is to generate both current income and capital appreciation through debt and equity investments in the healthcare industry. The Healthcare Fund has not yet held a closing and currently has no investments. The Healthcare Fund is managed by the Adviser.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act, none of the Funds will be registered under the 1940 Act.

C.	The Adviser

The Adviser was organized as a limited liability company under the laws of the state of Delaware and is privately held. The Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser serves as investment adviser to the Company pursuant to an investment advisory agreement and also serves as investment adviser to each Fund. The Adviser reviews investments with respect to the Company and the Existing Funds and determines whether or not each entity should invest in a new portfolio company and, if so, to what extent.   The investment committee of the Adviser currently consists of the following individuals:

John E. Stuart, Managing Member

Gregg J. Felton, Managing Member and Chief Investment Officer

Lawrence Chua, Vice President

Crandall Deery, Vice President

_____________________________

6 “Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form N-2, other filings the Company has made with the Commission under the 1933 Act or under the 1934 Act, and the Company’s reports to stockholders.

5

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

Upon issuance of the requested Order, the Company, on the one hand, and the Funds, on the other hand, may engage in Co-Investment Transactions. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any of the Funds’ purchase be the same as those applicable to the Company’s purchase.

In selecting investments for the Company, the Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when selecting investments for the Funds, the Adviser will select investments considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. However, as described herein, each of the Funds has, or will have, investment objectives and strategies that are similar or identical to the Company’s Objectives and Strategies. Therefore, for each investment that falls within the Objectives and Strategies and is a Potential Co-Investment Transaction, the Company may co-invest with the Funds, with certain exceptions based on available capital or diversification, as discussed below.

Under the Co-Investment Program, each Potential Co-Investment Transaction would be allocated among the Company, on the one hand, and the Funds, on the other hand. Each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority.7

All subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment8) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Fund and the Company in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Company’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board may at any time rescind,

_______________________________

7 “Required Majority” has the meaning provided in section 57(o) of the 1940 Act. The term “Eligible Directors” means the directors who are eligible to vote under section 57(o).

8 “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

6

suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The amount of the Company’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Funds will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the Funds as investing partners of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of instances where the Company’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, the Company will likely be able to reduce the number of suitable investment opportunities it must forego. Accordingly, with the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Funds and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

The Adviser also believes that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the

7

opportunity to exercise greater influence on the portfolio companies in which the Company and the Funds co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any

8

person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b) vis-à-vis the Company. The Existing Funds may be deemed to be an affiliated person of the Company within the meaning of Section 2(a)(3)(C) by reason of common control because the Adviser manages and may be deemed to control the Company and the Existing Funds. Similarly, each Future Fund may be deemed to be an affiliated person of the Company within the meaning of Section 2(a)(3)(C) by reason of common control because the Adviser will manage and may be deemed to control each Future Fund. Thus, each of the Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Existing Funds and any Future Funds to participate with the Company in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.9 Although the various precedents involve somewhat different allocation formulae,

_________________________________

9  See, e.g., Monroe Capital Corporation, et al. (File No. 812-14028) Investment Company Act Rel. No. 31253 (Sept. 19, 2014) (notice) and 31286 (Oct.15, 2014) (order); Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel. No. 31212 (August 14, 2014) (notice) and 31247 (September 9, 2014) (order), Solar Capital Ltd., et al. (File No. 812-14195) Investment Company Act Rel. No. 31143 (July 1, 2014) (notice) and 31187 (July 28, 2014) (order); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Investment Company Act Rel. No. 31080 (June 12, 2014) (notice) and 31152 (July 8, 2014) (order); PennantPark Investment Corp., et. al. (File No. 812-14134) Investment Company Act Rel. No. 30985 (March 19, 2014) (notice) and 31015 (April 15, 2014) (order); NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Rel. No. 30900 (January 31, 2014) (notice) and 30968 (February 26, 2014) (order); Prospect Capital Corporation, et. al. (File No. 812-14199) Investment Company Act Rel. No. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC – 30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et. al. (File No. 812-13878 ) Release No. 30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice).

9

approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Stellus Capital Investment Corporation and its affiliates, for which an order was granted on October 23, 2013.10

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that neither the Adviser nor any principal of the Adviser would be able to favor the Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

___________________________

10 See note 9, supra.

10

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time the Adviser considers a Potential Co-Investment Transaction for a Fund that falls within the Company’s then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.           (a) If the Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Fund) to the Eligible Directors for their consideration. The Company will co-invest with one or more Funds only if, prior to participating in the Potential Co- Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by the Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Funds; provided that, if any Fund, but not the Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not

11

be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser agrees to, and does, provide, periodic reports to the Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Fund or any affiliated person of any Fund receives in connection with the right of the Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit the Adviser or the Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 811, the Company will not invest in reliance on the Order in any issuer in which any Fund or any affiliated person of the Funds is an existing investor.

______________________________

11. This exception applies only to Follow-On Investments by the Company in issuers in which the Company already holds investments.

12

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the each participating Fund. The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by the Company in the disposition.

(b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

(c)  The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The Company and each participating Fund will bear its own expenses in connection with any such disposition.

8.            (a)  If any Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i) notify the Company of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

13

(b)          The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Company’s and the Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the participating Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any of the Funds.

14

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with the Company and the Funds, be shared by the Company and the Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Funds based on the amounts they invest in such Co-Investment Transaction. None of the Adviser, the Funds, nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the respective agreements between the Adviser and the Company or the Funds).

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

John E. Stuart

Full Circle Capital Corporation

Co-Chief Executive Officer

102 Greenwich Avenue, 2nd Floor

Greenwich, CT 06830

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Anne G. Oberndorf, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

15

B.	Authorizations

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 3rd day of December, 2014.

FULL CIRCLE CAPITAL CORPORATION

By:	/s/ John E. Stuart
Name:	John E. Stuart
Title:	Co-Chief Executive Officer

FULL CIRCLE PRIVATE INVESTMENTS LLC

By:	/s/ John E. Stuart
Name:	John E. Stuart
Title:	Authorized Person

FULL CIRCLE HEALTHCARE CAPITAL, LLC

By:	/s/ John E. Stuart
Name:	John E. Stuart
Title:	Authorized Person

FULL CIRCLE ADVISORS, LLC

By:	/s/ John E. Stuart
Name:	John E. Stuart
Title:	Managing Member

Full Circle West, Inc.

By:	/s/ Michael J. Sell
Name:	Michael J. Sell
Title:	Authorized Person

16

FC New Media, Inc.

By:	/s/ Michael J. Sell
Name:	Michael J. Sell
Title:	Authorized Person

TransAmerican Asset Servicing Group, Inc.

By:	/s/ Michael J. Sell
Name:	Michael J. Sell
Title:	Authorized Person

FC New Specialty Foods, Inc.

By:	/s/ Michael J. Sell
Name:	Michael J. Sell
Title:	Authorized Person

FC Takoda Holdings, LLC

By:	/s/ John E. Stuart
Name:	John E. Stuart
Title:	Authorized Person

17

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of December 3, 2014, for and on behalf of Full Circle Capital Corporation, Full Circle Private Investments LLC, Full Circle Healthcare Capital, LLC, Full Circle Advisors, LLC and FC Takoda Holdings, LLC; that he is the Co-Chief Executive Officer of Full Circle Capital Corporation and managing member or authorized person of Full Circle Private Investments LLC, Full Circle Healthcare Capital, LLC, Full Circle Advisors, LLC and FC Takoda Holdings, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ John E. Stuart
Name:	John E. Stuart
Date:	December 3, 2014

18

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of December 3, 2014, for and on behalf of Full Circle West, Inc., FC New Media, Inc., TransAmerican Asset Servicing Group, Inc., and FC New Specialty Foods, Inc.; that he is an authorized person of Full Circle West, Inc., FC New Media, Inc., TransAmerican Asset Servicing Group, Inc. and FC New Specialty Foods, Inc.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. Sell
Name:	Michael J. Sell
Date:	December 3, 2014

19

EXHIBIT B

Resolutions of the Board of Directors of Full Circle Capital Corporation

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Chief Executive Officers, Chief Financial Officer and the Secretary of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

20